                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ----------------

                                AMENDMENT NO. 7
                                       to
                                  SCHEDULE TO
                                 (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 Courtyard by Marriott II Limited Partnership
                           (Name of Subject Company)

                              CBM II Holdings LLC
                             CBM Joint Venture LLC
                          Marriott International, Inc.
                              MI CBM Investor LLC
                        Rockledge Hotel Properties, Inc.
                           Host Marriott Corporation
                              Host Marriott, L.P.
                     (Names of Offerors and Other Persons)

                     Units of limited partnership interests
                         (Title of Class of Securities)
                                      None
                     (CUSIP Number of Class of Securities)

        W. Edward Walter                           Ward R. Cooper
Rockledge Hotel Properties, Inc.            Marriott International, Inc.
       10400 Fernwood Road                        Dept. 52/923.23
    Bethesda, Maryland  20817                   10400 Fernwood Road
         (301) 380-9000                      Bethesda, Maryland  20817
                                                  (301) 380-3000

                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                               ----------------

                                   Copies to:

           J. Warren Gorrell, Jr.                           David G. Pommerening
             Bruce W. Gilchrist                            O'Melveny & Myers LLP
             Hogan & Hartson LLP                Columbia Square, 555 Thirteenth Street, N.W.
Columbia Square, 555 Thirteenth Street, N.W.           Washington, D.C.  20004-1109
        Washington, D.C.  20004-1109                          (202) 383-5300
               (202) 637-5600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

     This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2000, as amended (as so amended, the "Schedule TO") in connection with an offer by CBM II Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest in Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership"), other than units owned by the Partnership's general partner, for $147,959 per unit or a net amount per unit of approximately $119,000 after payment of court-awarded attorneys' fees and expenses (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000, as supplemented by the Supplement thereto dated September 25, 2000 (as so amended, the "Purchase Offer and Consent Solicitation"), and the related Proof of Claim, Assignment and Release. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Purchase Offer and Consent Solicitation.

ITEM 4.  TERMS OF THE TRANSACTION.

     Information previously provided in response to this Item 4 is hereby amended and supplemented to include the following information:

     The solicitation period, which is the time during which holders of units of limited partnership interest may vote for or against the merger of a subsidiary of the Purchaser into the Partnership (the "Merger") and certain amendments to the Partnership's partnership agreement (the "Amendments"), as described in detail in the Purchase Offer and Consent Solicitation, expired at 12:00 midnight, New York City time, on Friday, September 29, 2000. The Merger and the Amendments were approved by holders of a majority of the Partnership's outstanding units of limited partnership interest and will be consummated, subject to satisfaction or waiver (if waivable) of the conditions to consummation of the Purchase Offer and the Merger. The fairness of the Settlement relating to the Partnership was approved by the Court at the hearing held on Thursday, September 28, 2000. The Purchaser has extended the Purchase Offer to 5 p.m., New York City time, on Monday, October 16, 2000. The Purchase Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Friday, September 29, 2000.

     On October 2, 2000, Marriott International and Rockledge issued a joint press release announcing the extension of the Purchase Offer to 5:00 p.m., New York City time on Monday, October 16, 2000. A copy of the joint press release issued by Marriott International and Rockledge with respect to the foregoing is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS, INCLUDING MATERIALS TO BE FILED PURSUANT TO SCHEDULE 13E-3.

     Information previously provided in response to this Item 12 is hereby amended and supplemented to include the following exhibit:

     (a) (10) Joint Press Release issued on October 2, 2000.

                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  October 2, 2000            CBM II HOLDINGS LLC
                                  By: CBM Mezzanine Borrower LLC
                                      By: CBM Joint Venture LLC

                                          By: Rockledge Hotel Properties, Inc.


                                          By: /s/ C.G. Townsend
                                             -----------------------------------
                                             Name: C.G. Townsend
                                             Title: Vice President


                                          By: MI CBM Investor LLC


                                          By: /s/ Carolyn B. Handlon
                                             -----------------------------------
                                             Name: Carolyn B. Handlon
                                             Title: Manager and Treasurer


                                  CBM JOINT VENTURE LLC
                                  By: Rockledge Hotel Properties, Inc.


                                      By: /s/ C.G. Townsend
                                         ---------------------------------------
                                         Name: C.G. Townsend
                                         Title: Vice President


                                  By:  MI CBM Investor LLC


                                      By: /s/ Carolyn B. Handlon
                                         ---------------------------------------
                                         Name: Carolyn B. Handlon
                                         Title: Manager and Treasurer


                                  MARRIOTT INTERNATIONAL, INC.


                                  By: /s/ Carolyn B. Handlon
                                     -------------------------------------------
                                     Name: Carolyn B. Handlon
                                     Title: Vice President and Treasurer

                                  MI CBM INVESTOR LLC


                                  By: /s/ Carolyn B. Handlon
                                     -------------------------------------------
                                     Name: Carolyn B. Handlon
                                     Title: Manager and Treasurer


                                  ROCKLEDGE HOTEL PROPERTIES, INC.


                                  By: /s/ C.G. Townsend
                                     -------------------------------------------
                                     Name: C.G. Townsend
                                     Title: Vice President


                                  HOST MARRIOTT CORPORATION


                                  By:   /s/ C.G. Townsend
                                     -------------------------------------------
                                     Name: C. G. Townsend
                                     Title: Senior Vice President


                                  HOST MARRIOTT, L.P.
                                  By: Host Marriott Corporation


                                      By:  /s/ C.G. Townsend
                                         ---------------------------------------
                                         Name: C. G. Townsend
                                         Title: Senior Vice President


                                  COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP
                                  By: CBM Two LLC


                                      By:   /s/ C.G. Townsend
                                         ---------------------------------------
                                         Name: C. G. Townsend
                                         Title: Executive Vice President

                                 EXHIBIT INDEX


     (a) (10) Joint Press Release issued on October 2, 2000.